Filed by Inamed Corporation Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Inamed Corporation

Commission File No.: 1-9741

FORWARD-LOOKING STATEMENTS

This presentation contains “forward-looking statements” within the meaning of the Securities Litigation Reform Act. All statements included in this presentation that address activities, events or developments that Medicis Pharmaceutical Corporation (“Medicis”) and Inamed Corporation (“Inamed”) expect, believe or anticipate will or may occur in the future are forward-looking statements, including the expected benefits of the merger of the two companies, the financial performance of the combined company, the year in which the transaction is expected to be accretive, and the anticipated closing date of the merger. These statements are based on certain assumptions made by Medicis and Inamed based on their experience and perception of historical trends, current conditions, expected future developments and other factors they believe are appropriate in the circumstances. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of Medicis and Inamed. Any such projections or statements include the current views of Medicis and Inamed with respect to future events and financial performance. No assurances can be given, however, that these events will occur or that such results will be achieved. There are a number of important factors that could cause actual results to differ materially from those projected, including the anticipated size of the markets for the companies’ products; the availability of product supply; the receipt of required regulatory approvals for the transaction (including the approval of antitrust authorities necessary to complete the merger); the ability to realize the anticipated synergies and benefits of the merger; the ability to timely and cost-effectively integrate Inamed and Medicis’ operations; access to available and feasible financing (including financing for the merger) on a timely basis; the risks and uncertainties normally incident to the pharmaceutical and medical device industries including product liability claims; dependence on sales of key products; the uncertainty of future financial results and fluctuations in operating results; dependence on Medicis’ strategy including the uncertainty of license payments and/or other payments due from third parties; the timing and success of new product development by Medicis, Inamed or third parties; competitive product introductions; the risks of pending or future litigation or government investigations; and other risks described from time to time in Medicis’ and Inamed’s Securities and Exchange Commission filings including their Annual Reports on Form 10-K for the year ended June 30, 2004 and December 31, 2004, respectively. Medicis and Inamed disclaim any intent or obligation to update any forward-looking statements contained herein, which speak as of the date hereof.

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INAMED CORPORATION

Proposed Merger Presentation

NICK TETI

March 21, 2005

[LOGO]	INAMED
Proprietary and Confidential

Agenda

•                  What Is Happening?

•                  Who Is Medicis?

•                  Why Are We Doing This?

•                  What Does This Mean?

•                  What Happens To Our Compensation Programs?

•                  Nothing Changes !

In connection with the merger, Medicis and Inamed intend to file relevant materials with the SEC, including a registration statement on Form S-4 that will contain a prospectus and a joint proxy statement.  INVESTORS AND SECURITY HOLDERS OF MEDICIS AND INAMED ARE URGED TO READ THESE, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MEDICIS, INAMED AND THE MERGER.  The proxy statement, prospectus and other relevant materials (when they become available), and any other documents filed by Medicis or Inamed with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov.  In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Medicis by directing a written request to:  Medicis, 8125 North Hayden Road, Scottsdale, AZ, 85258, Attention:  Investor Relations, or Inamed, 5540 Ekwill Street, Santa Barbara, California, 93111, Attention:  Investor Relations. Investors and security holders are urged to read the proxy statement, prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the merger.

Medicis, Inamed and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Medicis and Inamed in connection with the merger.  Information about those executive officers and directors of Medicis and their ownership of Medicis’ common stock is set forth in the proxy statement for Medicis’ 2004 Annual Meeting of Stockholders, which was filed with the SEC on October 21, 2004.  Information about the executive officers and directors of Inamed and their ownership of Inamed’s common stock is set forth in the proxy statement for Inamed’s 2004 Annual Meeting of Stockholders, which was filed with the SEC on April 29, 2004.  Investors and security holders may obtain additional information regarding the direct and indirect interests of Medicis, Inamed and their respective executive officers and directors in the merger by reading the proxy statement and prospectus regarding the merger when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

What is Happening?

•                  Inamed’s great succeess has created external and internal options for the company…SO……..

•                  Medicis & Inamed have entered into a merger agreement

•                  If the proposed merger closes—which we expect to close by the end of calendar 2005—the two companies will join into one company at that time.

•                  This is a “growth,” not a “cost” merger.

•                  Strategically, merger provides new entity with almost twice the revenue (> $700MM) and excellent cash flow.

Who is Medicis?

•                  Leading specialty pharmaceutical company focusing primarily on the treatment of dermatologic, pediatric and podiatric conditions

•                  Offers a broad range of products in a number of therapeutic areas, including acne, asthma, eczema, fungal infections, hyperpigmentation, photoaging, psoriasis, rosacea, seborrheic dermatitis, and skin and skin-structure infections, and, in 01/04, the U.S. FDA approved Restylane

•                  Founded in 1988, located in Scottsdale, AZ with 319 employees

Who is Medicis?

Estimated Revenue breakdown

[CHART]

Medicis Franchise Profile

Acne	Non-Acne	Non-derm
A leading franchise in	Core products in the	Buphenyl treats urea
the acne market.	dermal filler,	cycle disorder and
Medicis has been very	antifungal and skin	Orapred treats
successful historically	and skin-structure	asthma and other
at promoting and	infection spaces	inflammatory
selling products to		conditions in children
dermatologists

Products:	Products:	Products:
Dynacin	Loprox	Orapred
Plexion	Omnicef	Buphenyl
Triaz	Restylane
Other

COMPANY OVERVIEW AND HISTORY

Medicis Core Competencies

•                  Entrepreneurial company with history of strong innovation and business development

•                  Best in class relationships with therapeutic dermatologists - first company to be started dedicated to the dermatologist.

•                  Strong product lifecycle management - Core group of branded dermatology products of Loprox/Dynacin/ Restylane/Triaz/Plexion.

•                  Thoughtful strategic divestitures of slower growth products over last few years

•                  Excellent USA/Canadian Based Sales Force

5

•                  Tremendous operating leverage - Combination of high gross margins and lean infrastructure dedicated to sales results in greater than 40% EBITDA margin

•                  Larger market opportunities for its products - Total end-dermatology prescription drug market is near $5B - while plastic surgery product market is near $1B

•                  History of meeting financial commitments

•                  Business Development - Good balance between new product from acquisitions and internal development

5

Medicis Stock Market Performance

10 year performance (% change)

[CHART]

What Medicis Isn’t

•                  A Breast Implant Business

•                  A Lap-Band Business

•                  A Manufacturing Business With Facilities Of Their Own

•                  An International Business, Except Canada

•                  A Breast Implant Sales Representative Team

•                  A Company With Enough Sales Representatives To Effectively Exploit The Cosmetic Dermatologist And The Secondary Emerging Customer Market.

•                  A Company With A Strong ERP System

The New Company

•                  The New Company will generate in excess of $700MM in annual revenue with $4.5B+ market capitalization (based on Friday close)

•                  Become a leading player in the high growth aesthetics market

•                  Broad product portfolio with short term and strategic leadership positions in facial aesthetics, breast aesthetics, & therapeutic dermatology

•                  Innovative medical devices for obesity

•                  Significant resources for R&D & S&M investment

•                  Enhanced Global Opportunities

Newco:  A Leading Player In Facial Aesthetics market—Tactically & Strategically

•                  Most powerful aesthetics sales organization in the industry

•                  Product portfolio and pipeline provides great positioning ability

•                  Combines complementary existing franchises of plastic surgery, cosmetic dermatology and therapeutic dermatology

•                  Improves customer distribution, coverage and offering/revenue potential by patient

COMBINATION ANALYSIS

What Does It Mean?

•                  Potential Synergies With Limited Integration Risks

•                  Limited Personnel Overlap

•                  Strong Combined Pipelines

•                  Significant Potential Revenue Synergies

•                  Ability To Leverage ERP Investments

•                  Increased Scale And Resources For Product Development

•                  Broad Combined Product Lines

•                  Competitive, Winning Organizations

•                  Exceptional Leadership

•                  Outstanding Commitment To Customer Service

21

What Is The Deal?

•                  The merger consideration, based on last Friday’s close, is $75 per share of Inamed stock

•                  Roughly a $2.8 Billion dollar transaction

•                  Medicis will pay $30 in cash for every Inamed share of stock

•                  In addition, Medicis will provide each Inamed shareholder with 1.42 shares of Medicis stock for every share of Inamed Stock

How Does This Work For Me?

•                  If you own 100 shares of Inamed stock:

•                  At closing, you will receive $30 x 100 shares or $3000 in cash

•                  You will also receive the following:

•                  For every 100 shares of Inamed stock – you will receive 142 shares of Medicis stock.

•                  Each share of Inamed stock would, if the merger had closed on last Friday, be worth $75 ($30 in cash and $45 in Medicis stock)

If I Don’t Want To Wait For Closing?

•                  Can I sell my Inamed stock or exercise vested options?

•                  YES - As long as the window is open and you comply with the Company’s Securities Trading Policy

What Happens To Our Investment and Compensation Programs?

•                  ESPP – Depends on merger closing date

•                  401k – Continue through to merger closing

•                  Existing Unvested Stock Options – Accelerated / vested at Closing

•                  Bonus Program for 2005 – continues

•                  Benefits – anticipated to be comparable

•                  Business MUST go on as usual !!!!!!

Nothing Changes !

•                  For now, nothing changes:

•                  The Deal Is Not Done

•                  Stay Focused On Your Job

•                  The Deal Is Not Done

•                  Stay Focused On Your Objectives &  Critical Projects

•                  The Deal Is Not Done

•                  Be Professional

Why Can’t We Just Stay The Way We Are?

•                  Size DOES matter in this world and this market!

•                  Market is very different than 5 & 10 years ago!

•                  Our markets are VERY healthy, robust and growing

•                  Our success has enabled this to be possible!!

•                  The world hates change, yet it is the only thing that brings progress.